Exhibit 99.2

REPORT OF VOTING RESULTS

SECTION 11.3 OF NATIONAL INSTRUMENT 51-102

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the following is a summary of the results of matters voted on at the annual and special meeting of the holders of the common shares (the “Shareholders”) of Cybin Inc. (“Cybin”) held on August 16, 2021 (the “Meeting”).

There were 53 Shareholders represented in person or by proxy at the Meeting holding 45,681,073 common shares, representing 30.77% of Cybin’s total issued and outstanding common shares as at the record date for the Meeting. As the Meeting was held virtually, all resolutions were passed by a ballot vote.

1.	Appointment of Auditor

Zeifmans LLP was appointed auditor of Cybin until the next annual meeting of shareholders at renumeration to be fixed by the directors of Cybin. Voting results are set out below:

Votes For		Votes Withheld
#	%	#	%
45,572,981	99.76	108,092	0.24

2.	Board Number Resolution

The special resolution to set the number of directors of Cybin at six (6) was approved by at least two-thirds of votes cast by the shareholders who voted in respect of the resolution present or represented by proxy at the Meeting. Voting results are set out below:

Votes For		Votes Against
#	%	#	%
35,088,217	99.87	46,217	0.13

3.	Election of Directors

Each of the nominees for election as director listed in Cybin’s management information circular dated July 19, 2021 were elected as directors of Cybin for the ensuing year or until their successors are elected or appointed. Voting results are set out below:

	Votes For		Votes Withheld
	#	%	#	%
Eric So	33,220,232	94.55	1,914,202	5.45
Paul Glavine	35,065,905	99.80	68,529	0.20
Eric Hoskins	35,065,110	99.80	69,324	0.20
Grant Froese	35,067,205	99.81	67,229	0.19
Mark Lawson	35,066,666	99.81	67,768	0.19
Theresa Firestone	35,069,227	99.81	65,207	0.19

4.	Board Size Authorization

The special resolution to authorize the directors of Cybin to set the number of directors of Cybin between the minimum and maximum provided in Cybin’s articles was approved by at least two-thirds of votes cast by the shareholders who voted in respect of the resolution present or represented by proxy at the Meeting. Voting results are set out below:

Votes For		Votes Against
#	%	#	%
35,031,333	99.71	103,101	0.29

5.	Approval of Amendments to Equity Incentive Plan

The resolution to approve certain amendments to Cybin’s equity incentive plan was approved by a majority of votes cast by the shareholders who voted in respect of the resolution present or represented by proxy at the Meeting. Voting results are set out below:

Votes For		Votes Against
#	%	#	%
33,528,356	95.43	1,606,078	4.57

6.	Approval of Shareholder Rights Plan

The resolution to authorize and approve the adoption of a shareholder rights plan of Cybin was approved by a majority of votes cast by the shareholders who voted in respect of the resolution present or represented by proxy at the Meeting. Voting results are set out below:

Votes For		Votes Against
#	%	#	%
33,667,036	95.82	1,467,398	4.18